[redacted]

14047423

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66745

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

UPRR Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Seventh Avenue, Suite 905
(No. and Street)

New York	New York	10123
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillip Fitzsimmons 212-971-3333 x9210
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — if individual, state last, first, middle name)

100 Park Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

HECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

2A

OATH OR AFFIRMATION

I, Phillip Fitzsimmons , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UPRR Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSEMARIE A. KLEIN
NOTARY PUBLIC OF NEW JERSEY
ID # 2209573
My Commission Expires 2/5/2018

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Account Pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UPRR Securities, LLC
(a wholly-owned subsidiary of Unclaimed Property Recovery and Reporting, LLC)

Statement of Financial Condition
December 31, 2013

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT.

The report accompanying these financial statements was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

BDO

UPRR Securities, LLC
(a wholly-owned subsidiary of Unclaimed Property Recovery and Reporting, LLC)

Statement of Financial Condition
December 31, 2013

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT.

UPRR Securities, LLC
(a wholly-owned subsidiary of Unclaimed Property Recovery and Reporting, LLC)

Contents

Facing Page to Form X-17A-5	2A
Affirmation of Officer	2B
Independent Auditor's Report	3-4
Statement of Financial Condition as of December 31, 2013	5
Notes to Statement of Financial Condition	6-7

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Independent Auditor's Report

To the Member of
UPRR Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of UPRR Securities, LLC (the "Company") (a wholly-owned subsidiary of Unclaimed Property Recovery and Reporting, LLC) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatements, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of UPRR Securities, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 25, 2014

UPRR Securities, LLC
(a wholly-owned subsidiary of Unclaimed Property Recovery and Reporting, LLC)

Statement of Financial Condition

December 31, 2013	
Assets	
Cash segregated under Federal and other regulations	$8,200,000
Cash and cash equivalents	1,227,115
Other assets	8,425
	$9,435,540
Liabilities and Member's Equity	
Liabilities:	
Outstanding checks due to customers	$6,752,004
Due to Parent	529,650
Accrued expenses and other liabilities	1,310,496
Total Liabilities	8,592,150
Commitments (Note 3)	
Member's Equity	843,390
	$9,435,540

See accompanying notes to statement of financial condition.

1. Business

UPRR Securities, LLC ("Company") is engaged in assisting transfer agents or issuers, who are contracted with either Unclaimed Property Recovery and Reporting, LLC ("Parent") or the Company, in locating inactive, untendered or lost security holders and encouraging the security holders to exchange or tender their shares. The Company is registered as a broker/dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is a wholly-owned subsidiary of the Parent.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of 90 days or less when purchased as cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Use of Estimates

The preparation of a statement of financial condition in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could significantly differ from those estimates.

3. Regulatory Net Capital Requirements

The Company is subject to the Securities Exchange Commission's ("SEC's") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

As of December 31, 2013, the Company had regulatory net capital of $737,037 and a regulatory net capital requirement of $250,000. The regulatory net capital ratio was .93 to 1 at December 31, 2013.

4. Funds Segregated Under Federal and Other Regulations

Cash of $5,000,000 has been segregated in a special reserve account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

5. Related Party Transactions

Under a written Support Service Agreement ("Agreement"), the Parent provides certain administrative, operating and other services whose costs are allocated to the Company. During the year ended December 31, 2013, the Company reimbursed the Parent $4,170,402, which $529,650 is due to Parent and is included in the statement of financial condition as of December 31, 2013.

6. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statement through February 25, 2014, the date the financial statement was available to be issued. Management has determined that there are no material events that would require disclosure in the Company's financial statement other than those listed below.